Exhibit 99.1

Sphere 3D Corp. and Gryphon Digital Mining, Inc.

Move Forward after Mutual Agreement Not to Proceed with Merger

• The companies plan to continue working on existing strategic initiatives, including the management of Sphere 3D's 6.0 EH/s mining fleet, which Sphere 3D expects to be operational by year-end 2022

TORONTO, Ontario, Canada, April 4, 2022 - Sphere 3D Corp. (Nasdaq: ANY), ("Sphere 3D") and Gryphon Digital Mining, Inc. ("Gryphon"), cryptocurrency mining companies dedicated to growing mining operations with a net carbon-neutral impact, have mutually agreed to terminate their merger agreement announced on June 3, 2021, and as amended on December 29, 2021.

After careful consideration by both management teams and their respective boards of directors, the parties amicably agreed to the termination due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors.  The companies will continue their relationship through the previously disclosed Master Services Agreement ("MSA"), enabling Sphere 3D to leverage Gryphon's expertise in bitcoin mining and Gryphon to generate additional operating income through the management of Sphere 3D's mining fleet.  Both companies can now focus on their strategic opportunities to drive growth for their respective shareholders.

Sphere 3D's net-carbon neutral bitcoin mining operation continues to grow with 1,000 miners currently operational and the anticipated delivery of 2,000 S19j Pro miners in May 2022 and an additional 2,000 S19j Pro miners in June 2022.  Deliveries of the remaining 55,000 S19j Pro miners are expected to be received by year-end 2022.  As previously announced, Sphere 3D's mining fleet will remain managed by Gryphon and primarily collocated with Core Scientific.

Gryphon continues to roll out its net carbon-neutral bitcoin mining operation, with two-thirds of its 7,200 S19j Pro self-mining operation deployed as of March 31, 2022.  The MSA enables Gryphon to earn additional hashrate exposure of 1.35 exahash through the management of Sphere 3D's 6.0 exahash mining fleet, creating Gryphon's expected effective unlevered total hashrate from self-mining and MSA operations of approximately 2.1 exahash of bitcoin mining power by year-end 2022.

"Sphere 3D remains committed to building a premier industrial mining operation and already has 6.0 EH/s of capacity under contract for deliveries this year.  We are well-positioned to execute on this vision," said Duncan McEwan, Chairman of Sphere 3D.  "The Board has worked closely with our management team, and after extensive discussions, it became clear that shareholders would realize greater value if the companies operated independently as opposed to a merged entity.  We look forward to working closely with the Gryphon team to combine our expertise and realize the immense value of the bitcoin network for our shareholders."

Rob Chang, CEO at Gryphon Digital Mining added, "As a pending shareholder and operating partner of Sphere 3D, we look forward to the mutual success of both companies.  With a substantial unlevered total hashrate from our self-mining and MSA operations, Gryphon is well-positioned as it already ranks among the leading bitcoin miners in the world."

About Sphere 3D Corp

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D's mining operation currently has 1,000 S19j Pro miners operating, expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

About Gryphon Digital Mining

Gryphon Digital Mining is an innovative venture in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid.  With a talented leadership team coming from globally recognized brands, Gryphon Digital is assembling thought leaders to improve digital asset network infrastructure.  Its Bitcoin mining operation has a net carbon-negative footprint, and the company's long-term strategy is to be the first vertically integrated crypto miner with a wholly-owned, 100 percent renewable energy supply.  More information is available on https://gryphondigitalmining.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward looking statements are based on current expectations, and with regard to the proposed transaction, are based on Sphere 3D's and Gryphon's current expectations, which are subject to change.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

+1-858-495-4211

Kurt.kalfleisch@sphere3d.com

Gryphon Contacts

Media Contact:

media@gryphonmining.com

Investor Contact:

Rob Chang

(877) 646-3374

invest@gryphonmining.com